                                   EXHIBIT 99

Proxy Statement for the annual shareholders meeting to be held on April 8, 2003

                         NOTICE OF ANNUAL MEETING OF THE
                                 SHAREHOLDERS OF
                        FIRST WEST VIRGINIA BANCORP, INC.

                                                         Wheeling, West Virginia
                                                         March 13, 2003

TO OUR SHAREHOLDERS:

     Please take notice that the Annual Meeting of Shareholders of First West Virginia Bancorp, Inc., a West Virginia corporation, will be held at the Warwood Office of Progressive Bank, N.A., 1701 Warwood Avenue, Wheeling, West Virginia, at 4:00 p.m., on April 8, 2003. Shareholders of record at the close of business on March 5, 2003 will be entitled to vote.

     While the Board of Directors sincerely hopes that all of you will attend the meeting, we nevertheless urge you to COMPLETE, DATE, SIGN AND RETURN THE PROXY FORM, ENCLOSED, AS SOON AS POSSIBLE. A self-addressed stamped envelope is provided for that purpose. You should return the proxy whether or not you plan to attend the meeting in person. If you do attend the meeting, you may withdraw the proxy and vote in person if you so desire.

     The purposes of the Annual Meeting are as follows:

     1.   To elect three directors;

     2. To transact such other business as may lawfully be brought before the meeting.

     By order of the Board of Directors.

                                                         Charles K. Graham
                                                         President and CEO

                        FIRST WEST VIRGINIA BANCORP, INC.
               1701 Warwood Avenue, Wheeling, West Virginia 26003

                                 PROXY STATEMENT
           For Annual Meeting of Shareholders to be Held April 8, 2003

     The proxy statement is furnished to the shareholders of First West Virginia Bancorp, Inc., (the "Company"), in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders to be held April 8, 2003, and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This proxy statement and the enclosed form of proxy are first being mailed to shareholders on or about March 13, 2003.

     Whether or not you expect to be personally present at the meeting, you are requested to fill in, sign, date and return the enclosed form of proxy. Any person giving such proxy has the right to revoke it at any time before it is voted by giving notice to the Secretary of the Company. All shares represented by duly executed proxies in the accompanying form will be voted unless revoked prior to the voting thereof. A proxy may be revoked at any time before it is voted at the meeting by executing a later dated proxy, or by voting in person at the meeting, or by filing a written revocation with the judges of election. The presence, in person or by proxy, of a majority of the outstanding shares of common stock is required to constitute a quorum. Assuming the presence of a quorum, the election of directors described below will be by a majority vote. Any other business to come before the meeting shall be determined as provided in the Company's Articles of Incorporation.

     The close of business on March 5, 2003 has been fixed as the record date for the determination of shareholders entitled to vote at the Annual Meeting of Shareholders. As of the record date, there were outstanding and entitled to be voted at such meeting 1,538,443 shares of common stock. The holders of the common stock will be entitled to one vote for each share of common stock held of record on the record date. In the election for directors votes may be cumulated as provided by law. Please see Voting, below.

     A copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2002 accompanies this proxy statement.

     The solicitation of this proxy is made by the Board of Directors of the Company. The solicitation will be by mail and the expense thereof will be paid by the Company. In addition, solicitation of proxies may be made by telephone or other means by directors, officers or regular employees of the Company.

                            I. Election of Directors

Nominees and Continuing Directors

     The Board of Directors is divided into three classes, with the terms of office of each class ending in successive years. In addition, the President serves as a Director during the term of office as President. Three directors of the Company are to be elected to Class II, for terms expiring at the Annual Meeting in 2006 or until their respective successors have been elected and have qualified. Certain information with respect to the nominees for election as directors proposed by the Company and the other directors whose terms of office as directors will continue after the Annual Meeting is set forth below. Should any one or more of the nominees be unable or unwilling to serve (which is not expected), the proxies (except proxies marked to the contrary) will be voted for such other person or persons as the Board of Directors of the Company may recommend.

               THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
                   VOTE FOR EACH OF THE NOMINEES FOR DIRECTOR.

                                                                            Shares of
                                                                          the Company's
                                                              Served as    Common Stock
Name, Age, Principal Occupation                               Director     Beneficially
or Position, Other Directorships (13)(14)                     Since (1)     Owned (2)
-----------------------------------------------------------   ---------   -------------
To be elected to Class II, to continue in office until 2006
-----------------------------------------------------------
Sylvan J. Dlesk, 64                                              1988       131,236(3)
  Vice Chairman of the Board of the Company;
      President and CEO of Dlesk Realty and Investments;
      President of Dlesk, Inc., President of Ohio
      Valley Carpeting, Inc. and President of Tri-State
      Floor Installations, Inc.; Director of
      Progressive Bank, N.A.

James C. Inman, Jr., 61                                          1993       118,000(4)
   Retired Bank Executive; Director of
      Progressive Bank, N.A.

Thomas A. Noice, 80                                              1988         2,812(5)
   Trustee-Treasurer, Belmont Community  Hospital,
      Bellaire, Ohio; Retired Bank Executive

Class III Directors, to continue in office until 2004
-----------------------------------------------------------
R. Clark Morton, 74                                              1965        45,018(6)
   Attorney-at-Law, Partner, Herndon, Morton,
      Herndon & Yaeger; Chairman of the Board
      and Director of Progressive Bank, N.A.

William G. Petroplus, 55                                         1998         7,420(7)
   Attorney-at-Law, Partner, Petroplus &
      Gaudino; Director of Progressive Bank, N.A.

Nada E. Beneke, 47                                               2001        68,398(8)
   Sanitarian, Ohio County Health Department;
      President of the Beneke Corporation; and
      Director of Progressive Bank, N.A.

Class I Directors, to continue in office until 2005
-----------------------------------------------------------
Laura G. Inman, 61                                               1993       118,000(9)
   Chairman of the Board of the
      Company; Director of Progressive Bank, N.A.

Karl W. Neumann, 82                                              1964        44,083(10)
   Retired Insurance Executive; Chairman Emeritus
      and Director of Progressive Bank, N.A.

                                                                            Shares of
                                                                          the Company's
                                                              Served as    Common Stock
Name, Age, Principal Occupation                               Director     Beneficially
or Position, Other Directorships (12)(13)                     Since (1)     Owned (2)
-----------------------------------------------------------   ---------   -------------
Unclassified Director, to continue in office during term
  of office
-----------------------------------------------------------
Charles K. Graham, 57                                            2000         9,014(11)
   President and Chief Executive Officer of the
      Company; President and Director of Progressive
      Bank, N.A.; Vice Chairman of the Board and Director of
      Progressive Bank, N.A. - Buckhannon

Notes(1)  Includes service with the Company's predecessors.

     (2) Beneficial ownership of First West Virginia common stock is stated as of February 13, 2003. Under rules of the Securities and Exchange Commission, persons who have power to vote or dispose of securities, either alone or jointly with others, are deemed to be the beneficial owners of such securities. Shares owned separately by spouses are included in the column totals but are identified in the footnotes which follow. Each person reflected in the table has both sole voting power and sole investment power with respect to the shares included in the table, except as described in the footnotes.

     (3) Includes 1,817 shares owned by Rosalie J. Dlesk, his wife, and 126,145 shares owned jointly by Sylvan J. Dlesk and Rosalie J. Dlesk.

     (4)  Includes 100,000 shares owned by Laura G. Inman, his wife.

     (5)  Includes 912 shares owned jointly by Judith A. Noice, wife of Thomas
          A. Noice, and Julia Vejvoda and 1,900 shares owned jointly by Thomas
          A. Noice and Judith A. Noice.

     (6) Includes 23,085 shares owned by Patricia H. Morton, his wife, and 11,048 shares owned jointly by R. Clark Morton and Patricia H. Morton.

     (7)  Includes 808 shares owned jointly by William G. Petroplus and Sheree
          A. Petroplus; 403 shares owned by Sheree A. Petroplus, his wife; 403 shares owned by Kristen G. Petroplus, his daughter, for which William
          G. Petroplus acts as custodian; and 403 shares owned jointly by Alyssa
          R. Petroplus, his daughter, for which William G.Petroplus acts as custodian.

     (8) Includes 14,149 shares owned by the Beneke Corporation, of which Ms. Beneke serves as President and 38,042 shares held in the estate of George F. Beneke of which Ms. Beneke is executrix.

     (9)  Includes 18,000 shares owned by James C. Inman, Jr., her husband.

     (10) Includes 17,830 shares owned by Elizabeth H. Neumann, his wife.

     (11) Includes 1,726 shares owned jointly by Linda A. Graham, his wife, and Charles J. Graham, his son; 1,747 shares owned jointly by Linda A. Graham, his wife and Sharon A. Graham, his daughter; 1,617 shares owned jointly by Charles J. Graham, his son, and Charles K. Graham; 969 shares owned jointly by Sharon A. Graham, his daughter, and Charles K. Graham; and 1,290 shares owned jointly by Charles K. Graham and Linda A. Graham.

     (12) The subsidiaries of the Company are: Progressive Bank, N.A, Wheeling, WV and Progressive Bank, N.A. - Buckhannon, Buckhannon, WV.

Notes(13) Each of the nominees and continuing directors has had the same position or other executive positions with the same employer during the past five years with the exception of Charles K. Graham who previously served as Executive Vice President of the Company, President of Progressive Bank, N.A. and Director of Progressive Bank, N.A. - Buckhannon in which positions he served for the preceding five years.

Certain Business Relationships

     Mr. Petroplus is an attorney with Petroplus & Gaudino, attorneys-at-law, of Wheeling, WV, which firm serves as general counsel to the Company.

     Mr. Morton is an attorney with Herndon, Morton, Herndon & Yaeger, attorneys-at-law, of Wheeling, West Virginia, which firm serves as special counsel to the Company.

Board of Directors and Committees

     There were 12 regular meetings and three special meetings of the Board of Directors of the Company during 2002. All directors attended at least 75 percent of such meetings, except for Karl W. Neumann who attended seven percent (7%) of such meetings. Each director is compensated at the rate of $600.00 per regular meeting and, for 2002, was compensated at the rate of $200.00 for each special meeting. Committee members are paid $200.00 for attendance at each committee meeting, unless a special meeting is held following a regular meeting in which event there is no additional compensation at the special meeting. The standing committees of the Board include: Personnel and Salary Committee, Audit Committee, and Nominating Committee.

     The functions of the Personnel and Salary Committee are to review and recommend the salaries and annual bonuses of all executive officers; recommend the annual contribution to the employees' profit sharing plan; and monitor the senior management and succession plans. The Board of Directors reviews the committee recommendations for final action thereon. Company performance is considered in establishing the annual budget for salary increases and is the initial part of the review process. Company performance factors, including net income and return on equity, and individual performance are considered in setting annual bonuses. The committee met three times during 2002. The members of the committee consist of non-salaried directors and presently include S. J. Dlesk, chairman, Laura G. Inman, R. Clark Morton, Thomas A. Noice, and William
G. Petroplus.

     The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to the shareholders, any governmental body, and others; the Company's systems of internal control regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes. The Audit Committee operates pursuant to a written charter and is attached as an appendix to this proxy statement. The committee met five times during 2002. The members of the committee consist of non-salaried directors and presently include S. J. Dlesk, chairman, Nada E. Beneke, Laura G. Inman, R. Clark Morton, and William G. Petroplus. With the exception of S. J. Dlesk and Laura G. Inman, all members of the committee meet the American Stock Exchange standard for independence.

     The functions of the Nominating Committee are to recommend nominees for election as Directors of the Company to the full Board and recommendations for directorship of the subsidiary banks. The committee met one time during 2002. The members of the committee consist of non-salaried directors and presently include S. J. Dlesk, Laura G. Inman and R. Clark Morton.

     The Company also has a Budget and Marketing Committee and an Investment Committee. These committees are comprised of representatives of the Company and its subsidiary banks.

Report of the Audit Committee

     The Company has an Audit Committee of the Board of Directors. With the exception of S. J. Dlesk and Laura G. Inman, all members of the committee are considered independent by the standards established by the American Stock Exchange. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to the shareholders, any governmental body, and others; the Company's systems of internal control regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes. The Audit Committee's primary duties and responsibilities are to serve as an independent and objective monitor of the Company's financial reporting process and internal control system; review and appraise the audit efforts of the Company's independent accountants and internal auditing department; and to provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors. The Company has a written charter for the Audit Committee which is reviewed annually. A copy of the written charter is attached as an appendix to this proxy statement. The committee met five times during 2002. The Audit Committee reviewed and discussed the Company's annual audited financial report with management. The Committee has also discussed with Independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU 380). The Committee also received and reviewed the written disclosures and the letter from independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as may be modified or supplemented, and has discussed with the independent accountant the independent accountant's independence. Additionally, the Audit Committee reviewed reports of the internal audit director concerning the results of the examinations of the accounting controls and procedures reviewed. The committee also reviewed various other matters pertaining to the business and operations of the Corporation during the year, including the scope and planning of the audits and the internal control procedures. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The Audit Committee also recommended to the Board of Directors the appointment of S. R. Snodgrass, A.C. as the independent auditors for the Company for 2003.

     The members of the Audit Committee as of December 31, 2002 are, S. J. Dlesk, chairman, Nada E. Beneke, Laura G. Inman, R. Clark Morton, and William G. Petroplus.

Sarbanes-Oxley Act Information

     Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Company anticipates making certain additional disclosures in its annual report for the year 2003 and thereafter. These disclosures include (1) the number and name of person(s) that the Board of Directors has determined to be the "financial expert" serving on the Company's Audit Committee; (2) whether the financial expert is independent of management; and, (3) if not, an explanation of why they are not independent. The Company would also include an annual internal control report of management stating the following: (1) management's responsibilities for establishing and maintaining adequate internal controls and procedures for financial reporting for the Company; (2) management's conclusions about the effectiveness of the Company's internal controls and procedures for financial reporting as of the end of the Company's most recent fiscal year; and, (3) that the Company's registered public accounting firm has attested to, and reported on, management's evaluation of the Company's internal controls and procedures for financial reporting. Finally, the Company would disclose whether it has adopted a Code of Ethics that covers its principal executive officers and senior financial officers, or if they have not, an explanation of why they have not, as well as any amendment to, and waivers from, the Code of Ethics relating to any of those officers.

                           II. Executive Compensation

     The following table shows all compensation awarded to, earned by or paid to the Company's President and Chief Executive Officer, Charles K. Graham and Executive Vice President, Chief Operating Officer and Treasurer, Beverly A. Barker for all services rendered by them in all capacities to First West Virginia Bancorp, Inc. and its subsidiaries for 2002. No other executive officer of First West Virginia Bancorp, Inc. had total annual salary and bonus exceeding $100,000 for the year.

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

                                                                           Other           All
                                                                          Annual         Other
                                    Year      Salary       Bonus(5)    Compensation   Compensation
                                    ----   -----------   -----------   ------------   ------------
Name and Position
Charles K. Graham, age 57, (1)      2002   $114,996.00    $52,465.00     $    0.00    $16,449.70(3)
President and Chief Executive
Officer of the Company; President   2001   $ 99,999.96    $66,595.00     $    0.00    $14,609.13(3)
and Chief Executive Officer of
Progressive Bank, N.A.; and Vice    2000   $ 88,500.00    $68,454.00     $1,490.68(2) $12,066.81(3)
Chairman of Progressive Bank,
N.A. - Buckhannon.

Beverly A. Barker, age 49 (5)       2002   $ 89,592.00    $40,870.00     $    0.00    $13,134.46(3)
Executive Vice President, Chief
Operating Officer and Treasurer     2001   $ 79,999.92    $53,276.00     $    0.00    $11,613.80(3)
of the Company; Executive Vice
President, Chief Operating          2000   $ 70,992.00    $54,912.00     $    0.00    $ 9,940.48(3)
Officer and Cashier of
Progressive Bank,
N.A.

(1) In preceding years, Mr. Graham served as Executive Vice President of the Company, President of Progressive Bank, N.A. and Director of Progressive Bank, N.A. - Buckhannon.

(2) This amount includes the value of Mr. Graham's membership to the Wheeling Country Club.

(3) This amount includes contributions made to Company's Profit Sharing Plan and 401(k) Plan.

(4)  This amount includes deferred compensation.

(5) In preceding years, Mrs. Barker served as Senior Vice President and Treasurer of the Company and Executive Vice President of Progressive Bank, N.A.

Board Compensation Committee Report on Executive Compensation

     The Personnel and Salary Committee ( the "Committee") has the responsibility for recommending to the Board of Directors of the Company, and subject to final approval by the Board of Directors of the Company, the annual salary, raise and bonus determinations for the Executive Officers of the Company. The Committee endeavors to determine executive compensation in a manner designed to provide competitive compensation sufficient to retain and attract key executives, but based primarily on the overall performance of the Company.

     Company performance is considered in establishing the annual budget for any executive salary increase and is the initial part of the review process of the Committee. The determination of bonuses, as detailed below, is predicated on the Company's earnings in the previous year, the increase in corporate net worth and individual performance. The Committee also periodically evaluates terms and conditions of employment agreements offered to certain Executive Officers of the Company (See, Employment Contracts) to ensure that they continue to support the best interests of the Company's shareholders and are consistent with the goals and objectives of the Company.

     However, the Committee also is acutely aware that the purpose of our Executive Officers is to generate earnings for the shareholders of the Company. Therefore, the Committee's philosophy for its Executive Compensation Incentive Plan does not deviate from this avowed purpose. The plan consists of two basic steps. The first step is an earnings plateau which establishes the annual percentage return to the Company (based on corporate net worth) which was expected to be reached. The amount of return in excess of that expected percentage forms the basis for the bonus pool. The philosophy underlying this first earnings plateau is as follows.

     Earnings to the extent of the determined percentage of corporate net worth are intended to provide for the following purposes:

     (a) Payment of income taxes thereon.

     (b) Payment of regularly established quarterly dividends.

     (c) Provide for increases in subsequent executive salaries attributable to inflation.

     (d) Provide for an increase to the regularly established quarterly dividend for the next year in the same percentage as the percentage of salary raises granted executives to compensate for inflation.

     (e) Provide for growth of corporate net worth.

     Earnings in excess of that percentage of corporate net worth are available for distributions for bonuses to Executive Officers excepting any extraordinary profits received from the sale of assets owned by the Company and its subsidiaries, with the exception of the subsidiaries' ordinary investment portfolio. The second basic step of the plan apportions earnings in excess of the first plateau. The Committee has divided those excess earnings into five incremental categories. Beginning with the first $400,000.00 of such excess and for each increment thereafter, the Committee has determined what percentage will be paid as executive bonuses. In addition to bonus payments, from each such increment comes a percentage for payment of income taxes thereon, and a payment for dividends to shareholders and to provide for growth of corporate net worth. After the first $400,000 increment has been exhausted, the second category consists of the next $300,000 of such excess earnings. After that has been exhausted, the third category consists of the next $200,000 of such excess earnings. After that has been exhausted, the fourth category consists of the next $100,000.00 of such excess earnings. Finally, after that has been exhausted, the fifth category consists of all excess earnings over $1,000,000.00.

     The underlying philosophy of the Committee's determinations is to provide a strong incentive for all executives to strive to increase the annual earnings of the Company for the benefit of the shareholders of the Company.

     The compensation of Charles K. Graham, President and Chief Executive Officer of the Company, and Beverly A. Barker, Executive Vice President, Chief Operating Officer and Treasurer of the Company, as well as the other Executive Officers of the Company, is comprised of a base salary which is directly related to the responsibilities of their respective positions and a bonus which is related to the Company's performance. Mr. Graham, and Mrs. Barker work together as a corporate team and, as such, bear the principal burden of corporate management decisions, with Mr. Graham, as Chief Executive Officer, bearing final responsibility. Therefore, these two Executive Officers have participated more heavily in the division of bonus awards. Their performance was reflected in the increase in corporate net worth for the year ended December 31, 2002, and was greatly appreciated by the Committee. All compensation recommendations of the Committee for the year ended December 31, 2002, were approved by the Board of Directors of the Company.

     With respect to the Executive Officers of the Company, the Committee believes their respective compensation levels to be commensurate with those of similarly positioned executives in similar corporations.

     Members of the Committee as of the year ending December 31, 2002, were S.
J. Dlesk, chairman, Laura G. Inman, R. Clark Morton, Thomas A. Noice, and William G. Petroplus.

Employment Contracts

     On December 23, 2002, the Company entered into written employment agreements with Charles K. Graham, President and Chief Executive Officer of the Company, and Beverly A. Barker, Executive Vice President, Chief Operating Officer and Treasurer of the Company, providing for their respective annual base salaries plus such discretionary bonuses as may be granted by the Company, plus eligibility to participate in any health insurance benefit, deferred compensation benefit, accident and disability benefit or other benefits offered to other employees of the Company during the respective terms of the agreements. The agreements with Mr. Graham and Mrs. Barker were for three year terms, each beginning as of January 1, 2003. In the event that any of the agreements are terminated by the Company for any reason other than a defined cause, the terminated employee would receive a severance benefit equal to the annual base salary they would have received had they continued to be employed by the Company throughout the term of the existing agreement, as well as participation in any health, accident and disability insurance programs which the Company may maintain for the benefit of its executive officers. These agreements may be terminated for certain defined causes by the Company without payment of additional minimum salary or other benefits.

Compensation Committee Interlocks and Insider Participation

     As indicated, the Personnel and Salary Committee has responsibility for annual raises and bonuses to the executive officers of the Company. The members of the committee presently include S. J. Dlesk, chairman, Laura G. Inman, R. Clark Morton, Thomas A. Noice, and William G. Petroplus. The Personnel and Salary Committee reviews the Company's overall progress and projections to year end. All actions by the Personnel and Salary Committee are presented to the full Board of Directors for final approval. No family relationships exist between the Personnel and Salary Committee and the Company's executive officers, nor do any of the directors of the Company serve on personnel committees of any other corporation.

Executive Officers; Additional Compensation

     The subsidiary banks have paid bonuses to their executive officers. Decisions as to the issuance of a bonus and the amount paid in each year are determined by the Company's Board of Directors. The aggregate amount of bonuses to the executive officers of the Company accrued for 2000 and paid in 2001 was $176,445.00; accrued for 2001 and paid in 2002 was $159,828.00 and accrued as of December 31, 2002 was $124,000.00. The 2002 accrual for bonuses will be paid in 2003.

     Other than bonuses paid to its executive officers, neither the Company nor its existing subsidiaries has any type or plan of additional compensation that may discriminate in scope, terms or operation in favor of the officers or directors of the Company.

     The Company does maintain a noncontributory profit-sharing plan for employees of its existing subsidiaries who are 21 years of age or older, have worked for the bank in excess of one year and are not parties to a collective bargaining agreement. This plan has received a favorable determination letter from the Internal Revenue Service. The Company makes contributions to the profit-sharing plan based upon a discretionary contribution ranging from zero percent to 15 percent of total compensation as fixed by appropriate action of the banks before the close of the year. This contribution is distributed according to a four-tiered integrated allocation formula. In the first tier, the allocation is made by taking three percent of each participant's compensation. This amount is then distributed to the employee's separate retirement accounts. In the second tier, any amount of the total contribution remaining undistributed by the first tier is then allocated and distributed by taking each participant's compensation in excess of $22,500.00 and multiplying that amount by three percent. If Company contributions are insufficient to fund to this level, the Company will determine the uniform allocation percentage to allocate to those participants who have compensation in excess of the integration level of $22,500.00. The uniform allocation percentage is determined by taking the remaining contribution and dividing this amount by the total excess compensation of participants. In the third tier, any amount of the total contribution remaining undistributed by the first and second tier are allocated and distributed by taking each participant's compensation plus the excess compensation and multiplying that amount by 1.3%. If Company contributions are insufficient to fund to this level, the Company will determine the uniform allocation percentage to allocate to those participants who have compensation in excess of the integration level and excess compensation. The uniform allocation percentage is determined by taking the remaining contribution and dividing this amount by the total compensation including excess compensation of participants. Any amount of the total contribution remaining undistributed by the first, second and third tier is then allocated and distributed to the employee's retirement accounts on a pro rata basis based upon the percentage of each employee's compensation compared to total compensation. Employees are entitled to the balances in their separate retirement accounts at either normal retirement age, disability or death, but the amount of such benefits cannot accurately be predicted due to the discretionary nature of the contributions. Contributions during 2000 amounted to $113,200.00, of which $29,559.74 accrued to the benefit of the 4 persons who are executive officers of the Company. For 2001 the contribution was $116,200.00, of which $35,101.64 accrued to the benefit of the 4 persons. Contributions during 2002 amounted to $129,200.00, of which $39,861.03 accrued to the benefit of the 4 persons.

     The Company's profit sharing plan includes a 401(k) feature. That feature qualifies as a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code (The "401(k) Plan") for Company employees who are at least 21 years old and who have completed one year of service with the bank. Under the 401(k) Plan, eligible employees may contribute up to 15% of their gross salary to the 401(k) Plan or $11,000.00, whichever is less ($12,000.00 as of January 1, 2003).
Each participating employee is fully vested in contributions made by such employee. The bank has elected to provide a matching contribution for participants which elect to make employee 401(k) contributions. The matching contribution is

50% of the participant's contribution up to 2% of the participant's covered compensation and 25% of the participant's contribution up to the next 2% of the participant's covered compensation. The Company's share of the contribution during 2002 was $20,410.20 of which $5,594.23 was for the benefit of the executive officers. For 2001, the Company's share of the contribution was $19,169.54 of which $5,131.70 was for the benefit of the executive officers of the Company. For 2000, the Company's share of the contribution was $19,151.01 of which $4,401.54 was to the benefit of the executive officers.

     The Company also has a non-qualified deferred compensation plan for its executive officers. Under the plan, each executive officer may elect to defer up to 50 percent of their bonus. The executive officers are generally entitled to the balances in their separate deferred compensation accounts at either normal retirement age, disability or death, or other termination of employment. The amount of such benefits cannot be accurately predicted due to the discretionary nature of the underlying bonus and the deferral percentage.

Shareholder Performance Graph

     Set forth below is a line graph prepared by SNL Securities L.C. ("SNL"), which compares the percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total shareholder return on stocks included on the Standard & Poor's (S&P) 500 Index, the SNL Index for banks with assets under $250 million and under 500 million for the period December 31, 1997 through December 31, 2002. An initial investment of $100.00 ( Index value equals $100.00) and ongoing dividend reinvestment is assumed throughout.

                                                           Period Ending
                                  ---------------------------------------------------------------
Index                             12/31/97   12/31/98   12/31/99   12/31/00   12/31/01   12/31/02
-------------------------------   --------   --------   --------   --------   --------   --------
First West Virginia
   Bancorp, Inc.                   100.00     114.31      88.44      74.61     108.77     127.42

S&P 500                            100.00     128.55     155.60     141.42     124.63      96.95

SNL *250M Bank Asset-Size Index    100.00      95.06      83.47      82.64     103.04     126.62

SNL *500M Bank Asset-Size Index    100.00      91.31      84.52      81.54     112.79     144.45

*=less than
                                       9

       III. Security Ownership of Management and Certain Beneficial Owners
                        Security Ownership of Management

     The following table sets forth, as of February 13, 2003, the name and address of each director and nominee who owns of record to be the beneficial owner of more than 5 percent of the Company's 1,538,443 issued and outstanding shares of stock, the number of shares beneficially owned, the percentage of stock so owned, and the percent of stock beneficially owned by all directors and executive officers of the Company as a group. The "beneficial ownership" of a security by an individual is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise noted, sole voting power and sole investment power with respect to the shares shown in the table below are held either by each individual listed or by such individual together with their spouse.

Name &                      Shares of Stock     Percent
Address                   Beneficially Owned   of Total
-----------------------   ------------------   --------

Sylvan J. Dlesk               131,236(1)         8.53%
   Highland Park
   Wheeling, WV 26003

James C. Inman, Jr.           118,000(2)         7.67%
   R.D. 1
   Wellsburg, WV 26070

Laura G. Inman                118,000(3)         7.67%
   R.D. 1
   Wellsburg, WV 26070

Officers and Directors        432,104           28.09%
as a Group (12 persons)

Notes(1) Includes 1,817 shares owned by Rosalie J. Dlesk, his wife, and 126,145 shares owned jointly by Sylvan J. Dlesk and Rosalie J. Dlesk.

     (2)  Includes 100,000 shares owned by Laura G. Inman, his wife.

     (3)  Includes 18,000 shares owned by James C. Inman, Jr., her husband.

     Other than those individuals listed above, as of February 13, 2003, no person was known by the Company to be the beneficial owner of more than 5 percent of the Company's stock.

    IV. Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and beneficial owners of more than 10 percent of the common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them. Based on a review of the copies of Section 16(a) forms received by the Company, and on written representations from reporting persons concerning the necessity of filing a Form 5 - Annual Statement of Changes in Beneficial Ownership, the Company believes that all filing requirements applicable to reporting persons were met except that 1) Karl Neumann, who was a director of the Company during 2002, filed a report involving one transaction on Form 4 six
(6) days late, and 2) Laura G. Inman who was a director of the Company during 2002, filed a report involving one transaction on Form 4 one (1) day late.

                   V. Transactions with Management and Others

     Management personnel of the Company and its subsidiary banks have had and expect to continue to have banking transactions with the banks in the ordinary course of business. Extensions of credit to such persons are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Management believes that these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

     The Company's subsidiary bank, Progressive Bank, N.A., entered into a lease agreement in 2001 to rent property for use as a banking premises from Dlesk Realty and Investment Company which is owned by Sylvan J. Dlesk and Rosalie J. Dlesk. Sylvan J. Dlesk is Vice Chairman and director of the Company. Payments to Dlesk Realty and Investment Company for rental, maintenance, taxes and improvements during 2002 amounted $85,156.64. No rental payments were required in 2001. Management believes that these payments and lease terms were made on no more favorable terms to the subsidiary bank than would have been extended to third parties not otherwise affiliated with the Company or its subsidiary.

     With the exception of S.J. Dlesk, none of the directors, executive officers, beneficial owners or immediate family members have an interest or are involved in any transactions with the Company or its banks in which the amount involved exceeds $60,000.00, or was not subject to the usual terms and conditions, or was not determined by competitive bids. Similarly, no director, executive officer or beneficial owner has an equity interest in excess of 10 percent in a business or professional entity that has made payments to or received payments from the Company or its banks in 2000, 2001 or 2002 which exceed 5 percent of either party's gross revenue for those periods, respectively.

                                   VI. Voting

     The affirmative vote of the holders of a majority of the shares entitled to vote which are present in person or represented by proxy at the 2003 Annual Meeting is required to elect directors and to act on any other matters properly brought before the meeting. Shares represented by proxies which are marked "withhold authority" with respect to the election of any one or more nominees for election as directors and proxies which are marked to deny discretionary authority on other matters will be counted for the purpose of determining the number of shares represented by proxy at the meeting. Such proxies will thus have the same effect as if the shares represented thereby were voted against such nominee or nominees or against such other matters. If a broker indicates on a proxy that the broker does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

     In the election for directors every shareholder entitled to vote shall have the right to vote, in person or by proxy, the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election he or she has a right to vote, or to cumulate his or her votes by giving one candidate as many votes as the number of such directors multiplied by the number of his or her shares shall equal, or by distributing such votes on the same principal among any number of such candidates. Such rights may be exercised by a clear indication of the shareholder's intent on the form of proxy. Under applicable law, there are no dissenter's rights of appraisal as to the election of directors.

                            VII. Independent Auditors

     S.R. Snodgrass, A.C. were the auditors for the year ended December 31, 2002, and the Audit Committee has selected them as auditors for the year ending December 31, 2003. Shareholder ratification of this selection is not required. A representative of S.R. Snodgrass, A.C. will be present at the meeting with the opportunity to make a statement and/or to respond to appropriate questions from shareholders. The aggregate fees for professional services rendered by S. R. Snodgrass A.C. for the year ended December 31, 2002 were as follows: Audit Fees $29,542.00; Financial Information Systems Design and Implementation $-0-; and All Other $5,600.00.

                           VIII. Shareholder Proposals

     Proposals of shareholders intended to be presented at the 2004 Annual Meeting scheduled to be held on April 13, 2004 must be received by the Company by November 19, 2003 for inclusion in the Company's proxy statement and proxy relating to that meeting. Upon receipt of any such proposal, the Company will determine whether or not to include such proposal in the proxy statement and proxy in accordance with regulations governing the solicitation of proxies.

     In order for a shareholder to nominate a candidate for director, under the Company's Bylaws nominations must be made in writing and shall be delivered or mailed to the president of the Company or to the chairman of the Board not less than 14 days nor more than 40 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the president of the Company or the chairman of the Board not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of stock of the Company that will be voted by him or her for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of stock of the Company owned by the notifying shareholder. Nominations not made in accordance with such procedure may, in the discretion of the presiding officer, be disregarded, and upon the presiding officer's instructions, the vote teller shall disregard all votes cast for each such nominee.

     In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company. Such notice must include a description of the proposed business, the reasons therefore, and other specified matters. These requirements are separate from and in addition to the requirements a shareholder must meet to have a proposal included in the Company's proxy statement.

     In each case the notice must be given to the Secretary of the Company, whose address is 1701 Warwood Avenue, Wheeling, West Virginia 26003. Any shareholder desiring a copy of the Company's Bylaws will be furnished one without charge upon written request to the Secretary.

                              IX. Legal Proceedings

     The Company is unaware of any litigation other than ordinary routine litigation incident to the business of the Company, to which it or any of its subsidiaries is a party or of which any of their property is the subject.

                                X. Other Matters

     The Company knows of no other matters to come before the meeting. If any other matters properly come before the meeting, the proxies solicited hereby will be voted on such matters in accordance with the judgment of the persons voting such proxies.

Appendix
                        FIRST WEST VIRGINIA BANCORP, INC.

                             AUDIT COMMITTEE CHARTER
--------------------------------------------------------------------------------

I.   PURPOSE

     The primary function of the Audit Committee of First West Virginia Bancorp, Inc. (hereinafter the "Company") is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to the shareholders, any governmental body, and others; the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

          Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.

          Review and appraise the audit efforts of the Company's independent accountants and internal auditing department

          Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

II.  RESPONSIBILITIES

          In meeting its responsibilities, the Audit Committee is expected to:

     1. Review and update this Charter periodically, at least annually, as conditions may dictate.

     2. Recommend to the Board of Directors the independent accountants to be nominated, approve the compensation of the independent accountants, and review and approve the discharge of the independent accountants.

     3. Evaluate the performance of the outside auditors to make recommendations to the Board of Directors as to the selection, retention and replacement of the outside auditors.

     4. Review and concur in the appointment, replacement, reassignment, or dismissal of the internal audit department and internal audit coordinator.

     5. Confirm and assure the independence of the internal auditor and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant. Receive and discuss the independent auditor's disclosures in regard to their independence required by Independence Standards Board Standard No., 1 Independence Discussions with Audit Committees, as may be hereafter modified or supplemented.

     6. Inquire of management, the coordinator of internal auditing, the internal audit director, and the independent accountants about significant risks or exposures and assess the steps management has taken to minimize such risk to the Company.

     7. Consider, in consultation with the independent accountant, the coordinator of internal audit, and the director of internal audit, the audit scope and plan of the internal auditors and the independent accountant.

     8. Consider with management and the independent accountants the rationale for employing audit firms other than the principal independent accountants.

     9. Review with the director of internal audit and the independent accountants the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

     10. Consider and review with the independent accountants and the director of internal audit:

          a. The adequacy of the company's internal controls including computerized information system controls and security.

          b. Any related significant findings and recommendations of the independent accountants and internal auditors together with management's responses thereto.

     11. Review with management and the independent accountants at the completion of the annual examination:

          a.   The company's annual financial statements and related footnotes.

          b. The independent accountants' audit of the financial statements and the report thereon.

          c. Any significant changes required in the independent accountants' audit plan.

          d. Any significant disagreement among management and independent accountants in connection with the preparation of the financial statements.

          e. Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

     12. Consider and review with management and the director of internal auditing:

          a. Significant findings during the year and management's responses thereto.

          b. Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

          c.   Any changes required in the planned scope of their audit plan.

          d. The internal audit outsourcing contract amount and outsourcing staff qualifications.

          e.   The internal audit department charter.

     13. Review and discuss with management and the independent auditors filings with the SEC or other regulators, and other published documents containing the Company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

     14. Review and discuss with management and the independent accountants the interim financial report before it is filed with the SEC or other regulators. The Chair of the Audit Committee may represent the entire Committee for purposes of this review.

     15. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the independent accountants.

     16. Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies, and programs and reports received from regulators.

     17. Meet with the director of internal audit, the coordinator of internal audit, the independent accountants, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Audit Committee.

     18. Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

     19.  Include in a report in the annual proxy statement regarding:

          a. Committee review of the annual audited financial statements with management.

          b.   Committee review of the requirements of SAS No. 61.

          c. Committee receipt of the required communication from the independent auditors and discussion with them regarding their independence.

          d. Committee being governed by a formal written charter and being comprised of only independent directors.

          e. Recommendation to the Board of Directors that, based on the above, the audited financial statements be included in the Form 10-K for filing with the SEC.

     20. The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

     21. The Audit Committee shall meet at least four times per year or more frequently as circumstances require. The committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

     22. The Audit Committee shall maintain minutes or other records of its meetings and activities.

     23. The Audit Committee will perform such other functions as assigned by law, the Company's Charter or Bylaws, or the Board of Directors.


III. COMPOSITION

          The Audit Committee shall be comprise of three or more independent directors as determined by the Board. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

          The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified.

PLEASE MARK VOTES                            REVOCABLE PROXY
AS IN THIS EXAMPLE                    First West Virginia Bancorp, Inc.               With-    For All
     ANNUAL MEETING OF SHAREHOLDERS                1.  ELECTION OF DIRECTORS:   For   hold     Except
            APRIL 8, 2003

                                                       To elect three Directors
                                                       to serve as Class II
   The undersigned does hereby appoint                 directors for terms
NADA E. BENEKE, WILLIAM G. PETROPLUS, and              ending in 2006:
R. CLARK MORTON or any of them, the true
and lawful attorneys in fact, agents and               Sylvan J. Dlesk
proxies of the undersigned to represent the            James C. Inman, Jr.
undersigned at the Annual Meeting of the               Thomas A. Noice
Shareholders of FIRST WEST VIRGINIA BANCORP,
INC., to be held on April 8, 2003, commencing          In connection with the election of Directors, shareholders
at 4:00 p.m., at the Warwood Office of the             are entitled to cumulate their votes. Accordingly, each
Company at 1701 Warwood Avenue, Wheeling, West         shareholder may cast that number of votes determined by
Virginia, and at any and all adjournments of           multiplying the number of shares of common stock owned by
said meeting, and to vote all the shares of            such shareholder by three (the number of directors to be
Common Stock of the Company standing on the            elected). Such aggregate number of votes may be allocated
books of the Company in the name of the                equally between each of the nominees for director or may be
undersigned as specified and in their discretion       cumulated by being distributed in varying amounts between
on such other business as may properly come            each of the nominees for director.
before the meeting.

                                                       INSTRUCTION: To vote equally for each of the nominees, mark
                                                       "For". To withhold authority to vote for any individual
                                                       nominee, mark "For All Except" and write that nominee's name in the space provided below. To vote cumulatively, mark
                                                       "For" and beside each nominee's name write the number of
                                                       votes allocated to each nominee.

                                                       ----------------------------------------------------------------

                                                          The undersigned hereby acknowledges receipt of Notice of said
                                                       Annual Meeting and accompanying Proxy Statement each dated
                                                       March 13, 2003.

                                                          This Proxy will be voted as specified, if no specification is made, this Proxy will be "FOR" the nominees named.

                                                         THIS PROXY IS SOLICITED ON BEHALF OF THE
                                                                     BOARD OF DIRECTORS

  Please be sure to sign and date    Date
                                          ------------------
     this Proxy in the box below.

     ------------------------------------------------------------
     Shareholder sign above      Co-holder (if any) sign above

--------------------------------------------------------------------------------

         Detach above card, sign, date and mail in postage paid envelope provided.

                        First West Virginia Bancorp, Inc.

                          YOUR VOTE IS IMPORTANT TO US
                               PLEASE ACT PROMPTLY
                     SIGN, DATE & MAIL YOUR PROXY CARD TODAY